Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Rich Tarapchak Senior VP & Controller

July 2, 2013

Via EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-3030

Re:	Navistar International Corporation

Form 10-K for the Fiscal Year Ended October 31, 2012

Filed December 19, 2012

File No. 1-09618

Dear Ms. Blye:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated June 6, 2013 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2013 of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

1.

We note from your website that you have business activities in the Middle East, Africa and the Caribbean. Syria, Sudan and Cuba, countries located in those regions, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba, whether through subsidiaries, affiliates, distributors, resellers, joint venture partners or other direct or indirect arrangements. For instance, we note that an article discussing your agreement with joint venture partner Anhui Jianghuai Automobile (“JAC”) reports that JAC’s president stated that the alliance would target export markets outside China, with JAC already selling its light trucks in countries including Syria. In addition, JAC Motor’s website states that it conducts business in Sudan. We also note that joint venture partner Mahindra & Mahindra’s website states that it conducts business with Syria and Sudan, and that its subsidiary Ssangyong Motor’s website lists a distributor in Cuba. Finally, we note recent news articles reporting that you supply engines to Daewoo Bus. That company’s website lists Syria and Sudan among the locations in which it has business.

Your response should describe any products, components, or technologies you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response:

The Company does not have any employees, offices, subsidiaries, affiliates, dealers, distributors, joint venture partners, suppliers or facilities in Cuba, Sudan or Syria nor do we have any commercial relationships with the governments of these countries or with entities believed to be controlled by the governments of such countries for the last three fiscal years and the subsequent interim period.

The Company has an International Trade policy as well as an export compliance program that requires review and screening of all transactions to prevent sales to denied or sanctioned parties and countries including Syria, Sudan and Cuba. Prior to sales into regions adjacent to these countries, the Company’s standard agreements require end-user certificates explicitly requiring disclosure of the end-user to ensure such user is not otherwise connected in any way to Cuba, Sudan or Syria. These end-user certifications also expressly prohibit the re-export of goods to any of these countries or any party controlled by the governments of these countries.

All agreements with international resellers of the Company’s products include export compliance and end-user certification requirements strictly prohibiting sales into or involving Cuba, Sudan and Syria and also prohibiting re-export to such countries.

The Company has a distribution network of independent dealers outside of the United States. Those relationships are governed by dealer agreements as well as policies issued by Navistar and incorporated into the terms of the dealer agreements. The Company does not manage or control its independent dealers and the terms of the dealer agreement specifically provide that the dealer is not the Company’s agent. Pursuant to the terms of the dealer agreements and the policies, dealers are required to comply with all U.S. export requirements.

Last year, the Company became aware of allegations that one of the Company’s independent Canadian dealers was reselling products into Cuba. The Company stopped shipment of parts to that dealer until it received written assurances from the dealer that the dealer would not re-sell any products purchased from the Company into Cuba. In addition, to the best of the Company’s knowledge, none of the products alleged to have been sold were International Traffic in Arms Regulations (“ITAR”) controlled products.

In your correspondence, you specifically request information about the Company’s joint venture partner in China, JAC. The Company’s joint venture in China was not operational during the period in question (the fiscal year ended October 31, 2012). The joint venture with JAC was only fully capitalized as of May of 2013 and has just recently become operational, thus there were no sales of Navistar product to any country through this joint venture during the last three fiscal years. A compliance and screening program is in the process of being implemented to ensure no U.S. origin Navistar products are incorporated into JAC products that might be sold into Cuba, Sudan or Syria.

You also request information about the Company’s former joint ventures with former partner Mahindra & Mahindra (“Mahindra”) and Mahindra’s separate subsidiary Ssangyong Motors. The Company sold the entirety of its interest in its joint ventures with Mahindra in February of 2013. Compliance with applicable U.S. laws was required as part of the joint venture agreement with Mahindra and training on such compliance was provided. As to sales of the former joint venture, the Company has no knowledge of any sales of U.S. content Navistar goods to Cuba, Sudan or Syria through this joint venture, our former joint venture partner, or any subsidiary of our former joint venture partner. We are unaware of any business between Navistar and Mahindra’s subsidiary Ssangyong Motors.

The Company is in the process of finalizing its supply agreement with Daewoo Bus in Korea and to date the Company does not believe any early prototype or production engines in the possession of Daewoo have entered into commerce.

2.	Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidence by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

With regard to the Company’s one independent Canadian dealer that allegedly resold products into Cuba, the Company was unable to verify the dollar value of any alleged sales but believes the amount of any alleged sales to be immaterial based upon the dealer’s historical sales volume.

As stated above, the Company is not aware of any other sales or business contacts with any U.S.-designated state sponsors of terrorism and thus anticipates no potential impact on our company reputation or share value.

3.	You disclose on page 17 of the Form 10-K that some of your products contain defense equipment and that you are subject to the International Traffic in Arms Regulations and the Foreign Military Sales program. Please tell us whether any of the contacts with Syria, Sudan or Cuba you discuss in response to the comments above involve dual use products, components or technologies or are included on the Department of Commerce’s Commerce Control List.

Response:

The Company is not aware of any contacts or sales with Syria, Sudan or Cuba that involve dual use products, components or technologies included on the Department of Commerce’s Commerce Control List. Any military sales require customers to sign end-user certifications and transactions are screened to ensure sales are not made to prohibited parties or locations.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Richard C. Tarapchak
Richard C. Tarapchak
Senior Vice President and Controller